Exhibit (d)-(7)

EQUITY TERM SHEET FOR PROPOSED ACQUISITION OF 7 DAYS GROUP HOLDINGS LIMITED

This term sheet (the “Term Sheet”) is a summary of certain indicative terms of a proposed acquisition of 7 Days Group Holdings Limited (the “Company”) and the entities controlled by it (together with the Company, Holdco (as defined below) and Parent (as defined below), the “Group”, and each a “Group Company”) as described herein (the “Transaction”) and the documentation thereto and does not constitute a legally binding obligation or commitment by any of parties to commit to the Transaction or act as investor, arranger, or lender for any equity interest or financing, and the terms herein are indicative and for purposes of discussion only. Any such obligation on the part of any party will be created only upon the satisfaction of the conditions set forth in this Term Sheet and the execution of definitive documentation, and then only in accordance with the terms and conditions thereof. All dollar figures in this Term Sheet are in U.S. dollars.

Summary of Acquisition

Target	7 Days Group Holdings Limited, a Cayman Islands company listed on the NYSE

Parties	•	Boquan He and Prototal Enterprises Limited (“Mr. He”)

	•	Nanyan Zheng, Audrey & Aaron Holdings and Fortune News International Limited (“Mr. Zheng”)

	•	Chien Lee ("Mr. Lee")

	•	Qiong Zhang and Smartech Resources Limited ("Ms. Zhang")

	•	Minjian Shi ("Mr. Shi")

	•	Happy Travel Limited and its affiliates ("Actis")

	•	Keystone Asia Holdings Limited and its affiliates (“Carlyle”)

	•	Sequoia Capital China and its affiliates (“Sequoia”)

	•	Jaguar Investment Pte Ltd ("GIC")

For purposes of this term sheet, "Rollover Shareholders" means collectively Mr. He, Mr. Zheng, Mr. Lee, Ms. Zhang, Mr. Shi and Happy Travel Limited and a "Rollover Shareholder"2 means any of them; "New Investors" means collectively Carlyle, Sequoia, Actis and GIC and a "New Investor" means any of them; "Principal Investors" means collectively Mr. He, Mr. Zheng, Actis, Carlyle, Sequoia and GIC and a "Principal Investor" means any of them; "Investors" or "Parties" means collectively the parties listed above and an "Investor" means any of them.

Proposed Transaction Structure	•	Carlyle and Mr. Zheng have formed a Cayman special purpose vehicle (“Holdco”)

	•	Holdco has formed a wholly-owned Cayman subsidiary (“Parent”)

	•	Parent has formed a Cayman subsidiary (“Merger Sub”) that will merge with and into the Company at the consummation of the Transaction, with the Company as the surviving corporation and a wholly owned subsidiary of Parent

	•	The Investors will subscribe for ordinary shares of Holdco ("Ordinary Shares") immediately prior to the consummation of the Transaction.

	•	In the Transaction, Company shareholders other than the Rollover Shareholders (“Unaffiliated Stockholders”) will receive the “Cash Consideration” in respect of their shares of the Company (“Shares”)

Consideration	$4.60 per Share or $13.80 per ADS or such price that all Parties agree upon (“Cash Consideration”)

Sources of Funds	•	The sources of funds for the Transaction are a combination of (i) new equity provided by the New Investors, (ii) rollover equity provided by the Rollover Shareholders, (iii) third party debt and (iv) the Company’s available cash.

New Equity

		o	Actis contributes $17 million in cash to Holdco in exchange for Ordinary Shares representing 2.8% of Holdco’s equity.

		o	Carlyle contributes $141 million in cash to Holdco in exchange for Ordinary Shares representing 23.6% of Holdco’s equity.

		o	Sequoia contributes $100 million in cash to Holdco in exchange for Ordinary Shares representing 16.7% of Holdco equity.

		o	GIC contributes $28 million in cash to Holdco in exchange for Ordinary Shares representing 4.7% of Holdco equity.

Rollover Equity

		o	Mr. He’s 35,131,575 Shares representing 23.9% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 35,131,575 Ordinary Shares representing 27.1% of Holdco’s equity.

		o	Mr. Zheng’s 9,053,420 Shares representing 6.2% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 9,053,420Ordinary Shares representing 7.0% of Holdco’s equity.

2

o	Happy Travel’s 15,518,002 Shares representing 10.6% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 15,518,002 Ordinary Shares representing 12.0% of Holdco’s equity.

o	Chien Lee's 3,900,000 Shares representing 2.7% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 3,900,000 Ordinary Shares representing 3.0% of Holdco's equity.

o	Qiong Zhang's 1,500,000 Shares representing 1.0% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 1,500,000 Ordinary Shares representing 1.2% of Holdco's equity.

o	Minjian Shi's 2,535,000 Shares representing 1.7% of the total issued and outstanding Shares will be cancelled in the Transaction in exchange for the right to receive 2,535,000 Ordinary Shares representing 2.0% of Holdco's equity.

Debt Financing

o	Holdco will borrow $120 million (the “Acquisition Loan”) from a third party on arm’s length terms.

Capitalization of the Company	Shareholder	Immediately Pre-Closing (% holding in Holdco)	Immediately Post-Closing (% holding in Holdco)
	Mr. He	23.90%	27.10%
	Mr. Zheng	6.20%	7.00%
	Actis	11.90%	14.80%
	Carlyle	0%	23.60%
	Sequoia	0%	16.70%
	GIC	0%	4.70%
	Warburg Pincus	16.30%	0%
	Mr. Lee	4.30%	3.00%
	Ms. Zhang	1.60%	1.20%
	Mr. Shi	2.20%	2.00%
	Public Investors	33.50%	0%
	Total	100.00%	100.00%

3

Shareholders Agreement in respect of Holdco

QIPO	The Parties will use commercially reasonable efforts to support an initial public offering of securities of Holdco or any other Group Company on the Hong Kong Stock Exchange or another internationally recognized exchange or quotation system agreed by the Principal Investors with a total pre-offering equity valuation no lower than US$ 1.0 billion (a “QIPO”).

The Principal Investors (other than Mr. Zheng) will be allowed to sell down during an IPO at least 10% but no more than 20% of Holdco's equity in aggregate to be apportioned based on their pro-rata shareholding.

Mr. Zheng will be allowed to sell down during an IPO a percentage of Holdco's equity held by him calculated by the formula below:

Percentage = 60% x (Total Sell-Down Shares/Total Subject Shares)

"Total Sell-Down Shares" means the number of Ordinary Shares to be sold by the Principal Investors (other than Mr. Zheng) in the IPO.

"Total Subject Shares" means the number of Ordinary Shares beneficially owned by the Principal Investors (other than Mr. Zheng) immediately prior to the consummation of the IPO.

Each Principal Investor's right to sell down during an IPO is subject to customary cut-backs by underwriters as necessary.

Preemptive Rights	• Subject to customary exceptions (including issuances under the ESOP), if any Group Company proposes to issue to any person any new equity securities, or securities convertible, exchangeable or exercisable into any equity securities, it will first offer to each Party a percentage of such equity securities equal to its pro rata ownership of the fully-diluted equity.

• To the extent that a Party does not subscribe for its entire pro rata share of any equity issuance, then such Group Company will be able to issue such unsubscribed equity securities to any other person on terms no more favorable than the terms offered to the other Parties.

Restrictions on Transfer	Subject to customary exceptions (including without limitation Transfer for tax/estate planning purposes, pledges for purposes of immigration and/or securing mortgage on non-commercial property up to USD8.5 million, and any Transfer pursuant to the Drag-Along Right), until the earlier of the third anniversary of the closing of the Transaction and the closing of a QIPO, Mr. Zheng will not transfer (“Transfer”), whether by sale, pledge or other disposition, more than 20% of the Ordinary Shares held by or on behalf of him as of the Closing Date without prior written approval of two-thirds of the Ordinary Shares held by the other Principal Investors who hold not less than 10% of Holdco’s equity. Each Principal Investor (other than Mr. Zheng) will have the ROFR (as defined below) and tag-along rights with respect to the transfer of any Ordinary Shares held by Mr. Zheng in the event of such approval. Prior to Mr. Zheng’s transfer of any Ordinary Share, he shall consult with the other Principal Investors in good faith. In the event of a major shareholder dispute, including without limitation any such event involving replacement of any of the key management personnel without the consent of Mr. Zheng and, as a result of which, Mr. Zheng can no longer effectively direct the management of the Group and such shareholder dispute may reasonably be expected to have a material adverse effect on the operations of the Group, then the above restrictions on Mr. Zheng shall terminate.

4

Notwithstanding anything in this term sheet, (i) no Investor shall Transfer any Shares to a competitor of the Group listed in Appendix A, and (ii) Mr. Zheng shall not transfer any Ordinary Shares held by him as of the Closing Date to any private equity fund listed in Appendix B attached hereto or its affiliates or any private equity fund managed by its affiliates, in either case, without the prior written unanimous consent of the Principal Investors (other than the selling Investor, if applicable).

Right of First Refusal	•	Subject to customary exceptions, to the extent that any Party proposes to sell all or part of his equity interest in Holdco to any third party, such Party will offer the Principal Investors (other than the selling Party, if applicable), on a pro rata basis, a right of first refusal (“ROFR”) to purchase such equity interests.

	•	To the extent that a Principal Investor does not exercise its ROFR, the selling Party will be free to pursue a transfer of the equity interest to a third party provided, however, that the transfer will be consummated within 90 days on terms no more favorable to such third party than the terms offered to the the Principal Investors (other than the selling Party, if applicable).

Tag-Along Rights	Subject to customary exceptions, each Principal Investor (other than the selling Party) has the right to tag-along in any private sale (on the same terms and conditions) by a Party of its or his Ordinary Shares to a third party.

Drag-Along Rights	Any two or more Principal Investors (other than Mr. Zheng) who individually owns not less than 10% of Holdco’s equity and collectively own not less than 45% of Holdco’s equity can jointly drag-along all other Parties for a sale or a merger if:

	•	The equity value of 100% of Holdco is not less than US$ 1.0 billion, and

	•	A QIPO cannot be achieved within 3 years from the closing of the Transaction.

Board Representation	•	The board of directors of Holdco (the “Board”) will consist of 6 directors, including Mr. He, Mr. Zheng, one director appointed by each New Investor (other than GIC) and one director from the management team appointed jointly by the Principal Investors (other than GIC); provided that if the ownership of any such Principal Investor’s equity falls below 5%, such Principal Investor’s right to appoint director(s) (including the right to jointly appoint one director from the management team) shall be terminated and such Principal Investor shall procure the director appointed by it to resign from the Board.

5

	•	Each Group Company shall have the same board composition as Holdco.

	•	The shareholders agreement reflecting the terms of this Term Sheet (the “Shareholders Agreement”) will contain these and other customary terms appropriate for transactions of this nature.

Negative Covenants	Major decisions of the Group require a simple majority approval of the Board. The following matters with respect to any Group Company, will in addition require the approval of at least 5 directors:

	•	Any merger or consolidation, or sale of all or substantially all of the assets of any Group Company, except for the exercise of Drag-Along Rights.

	•	Any issuance of equity or debt securities.

	•	Any incurrence of indebtedness, assumption of credit or guarantee by any Group Company in excess of the amounts specified in such Group Company's budget.

	•	Any capital expenditure incurred by Group Companies individually or in aggregate in excess of the Group Companies' budget by RMB 30 million.

	•	Any acquisition by any Group Company of assets (including any acquisition of shares, equity interests or debt securities of any person) in excess of the Group Company's budget by RMB 15 million.

	•	Any amendment or restatement of the governing documents of any Group Company, including changing the size or composition of the board.

	•	Any liquidation, dissolution or winding up of any Group Company.

	•	Any action that would be reasonably likely to result in a breach by the Company of its undertakings under the Financing Documents (as defined in the Merger Agreement).

	•	Entry into any arrangement to do any of the foregoing.

	•	All other corporate decisions that require the approval of the Board shall be made by a majority of the Board or a Board committee, as the case may be; provided, however, that prior approval of the Board shall not be required in respect of such matters pertaining to de minimus and administrative changes. The Company’s management led by the CEO shall be responsible for the day-to-day management of the Group.

Corporate Governance Covenants	The Group shall engage a “Big 4” accounting firm as the Group’s external auditor.

6

Non-compete	Mr. Zheng will not own, directly or indirectly, more than 5% equity interest in any business that directly competes with the Group.

Within 3 years after the consummation of the Transaction, Mr. Zheng will not take any executive position in any organization other than the Group or any Group Company and two companies where Mr. Zheng currently takes executive positions (Chujian Company and Reocar.com).
Representations and Warranties; Indemnity	Holdco will give customary and appropriate representations, warranties, covenants and indemnities with respect to the business and operations of the Group Companies based on the results of the New Investors’ legal and financial due diligence, including (i) any non-compliance with respect to social security contribution by the Company and its subsidiaries and (ii) that the Transaction will not trigger any change of control, event of default or any other circumstance which might give any creditor of any Group Company the right to accelerate any loan of more than US$1 million borrowed by such Group Company. The representations and warranties (other than the representations and warranties with respect to tax) shall survive the Closing for 1 year. The representations and warranties with respect to tax shall survive the Closing for 2 years. The indemnities with respect to untrue or misleading representations and warranties given by Holdco during the effective period of such representations and warranties shall be subject to a basket of $10,000,000 and a cap of $50,000,000, unless Company management wilfully or intentionally (a) withheld material information or (b) provide false or misleading information with respect the business and operations of the Group Companies, in which case such cap shall be increased to 70% of the aggregate value of the Ordinary Shares as determined as of the Closing.

Information Rights	Each Party will receive customary information rights and inspection rights. The Company will deliver to each Party (i) consolidated audited annual (within 120 days of each year end), unaudited quarterly (within 45 days of quarter end and for the first three fiscal quarters in each fiscal year) and unaudited monthly (within 10 days of month end) financial statements of each Group Company, (ii) not less than 60 days prior to the end of each fiscal year, a comprehensive draft annual budget forecasting the Group’s revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year for consideration by the Board (the “Annual Budget”), substantially in the form of a budget form to be agreed among the Principal Investors. The Annual Budget shall be duly prepared for, presented to and approved by the Board no later than 30 days before the end of each fiscal year. The financial statements of the Company will be prepared in accordance with IFRS and will be audited by a “Big 4” accounting firm.

Holdco Undertakings	Holdco undertakes to:

• ensure that each of the hotels (both leased and operated hotels and managed hotels) has passed the relevant fire protection and safety inspections to pass the fire protection and safety inspections as soon as practicable, and in no event later than 3 months, after the Closing, and close those leased-and-operated hotels and terminate the franchise of those managed hotels if they fail to pass the relevant fire protection and safety inspections by the end of the 3-month period;

7

	•	as soon as practicable, (i) conduct a review of the hotels with respect to material permits, (ii) cause any hotels that are missing material permits to obtain such material permits and (iii) close any leased-and-operated hotels and terminate the franchise of any managed hotels that are unable to obtain any missing material permits; and

	•	as soon as practicable, and in no event later than three months after Closing, complete a corporate governance, ethics and compliance with law review of the Company, its subsidiaries and hotels, and within nine months of closing, develop and implement a comprehensive corporate governance, ethics and compliance with law policy based on best practices that includes, among other things, implementation of a monitoring and enforcement system for the compliance with such policy.

ESOP	After the Closing, Holdco shall implement an employee share option plan (“ESOP”). The Principal Investors will discuss in good faith and jointly decide the terms of such ESOP. In principle, the ESOP shall grant management options, the exercise price of which is equal to the equity valuation of Holdco as paid by the New Investors for the Transaction (“Entry Equity Value”):

		•	Tranche A Options : representing 5% of the equity of Holdco;
		•	Tranche B Options : representing incremental 2% of the equity of Holdco if the exit equity value of Holdco (“Exit Equity Value”, which shall be determined by the actual price in a trade sale of all the shareholding of the New Investors or the 3 months VWAP of the share price of Holdco or its subsidiary if such entity is listed) reaches 1.7x of the Entry Equity Value;
		•	Tranche C Options : representing 3% of the equity of Holdco if the Exit Equity Value reaches 2.2x of the Entry Equity Value;
		•	Tranche D Options : representing incremental 0.625% of the equity of Holdco for each incremental in Exit Equity Value by 0.1x above 2.2x of the Entry Equity Value, provided that Tranche D Options shall not represent more than 10% of the equity of Holdco in total;
•
Expiration:
		•	Tranche A Options : no expiration date;
		•	Tranche B Options and Tranche C Options : 50% expires on the 4th anniversary of the closing date of the Transaction (“Closing Date”), and the remaining 50% expires on the 5th anniversary of the Closing Date;
		•	Tranche D Options : 50% expires on the 5th anniversary of the Closing Date, and the remaining 50% expires on the 6th anniversary of the Closing Date;
		•	Upon the expiration of the options, the consortium members shall consider and discuss in good faith to provide appropriate incentive measures for the management.

Governing Law	•	The Shareholders Agreement will be governed by the laws of Hong Kong, without regard to the conflicts of law principles thereof.

	•	Any dispute, controversy, claim or difference of any kind whatsoever arising out or in connection with the Shareholders Agreement will be resolved exclusively through arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in Hong Kong and will be conducted in accordance with then effective HKIAC Rules.

8

Other Terms and Conditions
Expenses	Each party shall be responsible for the legal fees incurred solely for the benefit of such party. The New Investors shall be responsible for fees incurred by the consortium on a pro rata basis based on their respective new equity contribution amounts. Fees and expenses should be reimbursed by Holdco once the Transaction is consummated.

Non-definitive; non-exhaustive; non-binding	This Term Sheet is for purposes of discussion only and will not be legally binding or enforceable.
Confidentiality	Except as required by law or applicable regulatory requirement, no Party will make any disclosure to any third party other than to such Party’s professional advisors (and for the avoidance of doubt, to such party’s affiliates and their employees, officers and directors) concerning the existence of this Term Sheet, its contents or the status of negotiations between the parties with respect to the proposed Transaction without obtaining the prior written consent of the other parties. Notwithstanding the forgoing, any New Investor may disclose this Term sheet, its contents or the status of negotiations between the parties with respect to the Transaction to any of its fund manager, general partner, investor and any director, officer, employee investors in such New Investor.

9

Appendix A – List of Competitors

•	Home Inns
•	Hanting
•	Green Tree
•	Jin Jiang
•	Accor
•	Marriott
•	IHG (Intercontinental)
•	Premier Inn
•	Wyndham
•	Choice Hotels
•	Starwood
•	Hyatt
•	Orange Hotel
•	Vienna Hotel
•	Kaiyuan Hotel

10

Appendix B – List of PE Funds

•	Warburg Pincus
•	KKR
•	Bain
•	TPG
•	Blackstone
•	Goldman Sachs
•	Morgan Stanley
•	CITIC
•	CDH
•	Hony
•	Primavera
•	Apollo
•	Affinity
•	CVC
•	Apax
•	General Atlantic
•	IDG
•	SAIF
•	Boyu
•	Providence
•	Soros
•	Tiger
•	FountainVest
•	Citic Capital
•	China Everbright
•	CCBI
•	CICC
•	CIC
•	Bank of Communications
•	ICBC
•	BOCI
•	Jiuding
•	Dachen
•	ZhongKeZhaoShang
•	Ascendent
•	Pingan
•	GGV
•	New Horizon
•	Epoch
•	Merrill Lynch
•	Deutsche Bank
•	UBS
•	Credit Suisse
•	Citibank
•	CLSA
•	CDB

11

•	Citic Hong Kong
•	Jinshi
•	TA
•	Summit
•	Baring
•	3i
•	China Development Corp
•	Prax
•	Chengwei
•	New Margin
•	DT Capital
•	Orchid Asia
•	Qiming

12